Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

June 29, 2007

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
<u>Rule 12g3-2(b) Exemption</u>

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

Very truly yours,

Japan Retail Fund Investment Corporation

By: [signature]
Name: Yorishige Kondo
Title: Executive Director

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from February 1, 2007 to April 30, 2007. Excerpt English translations of the documents numbered from 1 to 13 below are included in EXHIBIT A, all of which are attached hereto.

1. Press Release (Japanese Language only) titled "Notice of Reorganization and Change in Personnel in the Investment Trust Management Company" dated February 7, 2007

2. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated February 26, 2007

3. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated February 27, 2007

4. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated February 27, 2007

5. Press Release (Japanese Language only) titled "Notice of Scheduled Replacement of Directors of the Investment Trust Management Company" dated March 16, 2007

6. Press Release (Japanese Language only) titled "Notice of Filing the Establishment of an Investment Corporation by Investment Trust Management Company" dated March 16, 2007

7. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated March 19, 2007

8. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated March 27, 2007

9. Press Release (Japanese Language only) titled "Notice of Acquisition of Property" dated March 27, 2007

10. Press Release (Japanese Language only) titled "Notice of Money Borrowing" dated March 28, 2007

11. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated March 28, 2007

12. Press Release (Japanese Language only) titled "Abbreviated Notice Regarding Settlement of Accounts for the Accounting Period Ending in February, 2007 (From September 1, 2006 to February 28, 2007)" dated April 12, 2007

13. Press Release (Japanese Language only) titled "Notice of Change in Personnel in the Investment Trust Management Company" dated April 16, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(The English documents listed below are included in EXHIBIT B, attached hereto)

Press Releases

	Date	Title
1.	February 7, 2007	Mitsubishi Corp.-UBS Realty Inc., Asset Manager to Japan Retail Fund Investment Corporation, to Modify its Organizational Structure
2.	February 27, 2007	Japan Retail Fund Investment Corporation to Acquire ESPA Kawasaki Annex in Kawasaki City, Kanagawa Prefecture
3.	March 19, 2007	Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo
4.	March 19, 2007	Japan Retail Fund Investment Corporation to Acquire Oyama Yuen Harvest Walk in Oyama City, Tochigi Prefecture
5.	March 27, 2007	Japan Retail Fund Investment Corporation to Acquire Property in the Omotesando Submarket of Shibuya Ward, Tokyo

EXHIBIT A

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A. Items 1 to 13.

[Translation]

February 7, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Reorganization and Change in Personnel in the Investment Trust Management Company

We hereby inform you that the investment trust management company to which we entrust the management of our assets has resolved at its board of directors' meeting held today to reorganize its internal structure and in connection with that reorganization to make changes to its important employees.

1. Reorganization (effective February 13, 2007)

(1) Details of the Change

- A Retail Division, Industrial Division and Strategic Planning Division will be newly established.
- The Acquisition Department and Investment Management Department,

which are responsible for the management of our assets, will be restructured into the Retail Division, and the Strategic Planning Department and Corporate Information & Risk Management Department will be restructured into the Corporate Planning Division.

- The Finance and Accounting Department and the Marketing and Investor Relations Department will be abolished and restructured into Operations Planning Department and the Finance Department, which is to be newly established under the Retail Division.
- The Acquisition Department, Investment Management Department and Finance Department will be newly established under the Industrial Division, which will be responsible for the management of investment corporations other than us.
- The Compliance and Risk Management Committee will be reorganized into the Compliance Committee and the Risk Management Committee.

(2) Purpose of Change

- Based on the vision that the investment trust management company will be entrusted with the asset management of multiple investment corporations including the Investment Corporation in the future, the investment trust management company will clearly separate the divisions responsible for the management of each investment corporation that it is entrusted to manage the assets of (Retail Division, Industrial Division) in order not to prejudice the interests of each investment corporation.
- The Retail Division will manage the assets of the Investment Corporation, which invests primarily in real estate that are commercial facilities.
- The Industrial Division will manage the assets of an investment corporation scheduled to be established by the investment trust management company, which will invest primarily in industrial real estate and infrastructural real estate.
- The Corporate Planning Division will carry out business concerning accounting, closing of books and tax matters with respect to the asset management of each investment corporation, business concerning risk management and information disclosure, and business concerning matters such as finance, accounting and strategic planning of the investment trust management company.
- In light of the importance of the structure for managing assets from multiple investment corporations, the Compliance and Risk Management Committee will be restructured into the Compliance Committee and the Risk

Management Committee in order to further enhance both the risk management structure and the compliance structure.

As we have announced in the Notice of Approval Obtained of Amendments to the Approved Business Method by Investment Trust Management Company dated January 25, 2007, the investment trust management company obtained an approval (of amendments to approved business methods) on January 25, 2007 under Article 10-2 of the Law Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law") of Japan from the Financial Services Agency with respect to the modification of its organizational structure to allow it to provide asset management services to multiple investment corporations.

(3) New Organization Chart

Please see the Schedule for the organization chart before the change (current) and after the change.

2. Change in Personnel (effective February 13, 2007)

In connection with the reorganization under Section 1 above, the following individuals will be appointed as the heads of each division controlling the business of each division and the heads of various departments.

Name	Name of New Office	Name of Former Office
Shunichi Minami	Senior Executive Officer	Senior Executive Officer and Head of Marketing & Investor Relations Department
Fuminori Imanishi	Head of Retail Division and Head of Finance Department, Retail Division	Head of Strategic Planning Department
Katsumi Nakamoto	Head of Acquisition Department, Retail Division	Deputy Head of Acquisition Department
Yushi Kamatani	Head of Investment Management Department, Retail Division	Head of Investment Management Department
Makoto Yasui	Senior Executive Officer, Industrial Division	Senior Executive Officer
Naoshi Ogikubo	Head of Industrial Division	Head of Acquisition Department

Yoshito Nishikawa	Head of Acquisition Department, Industrial Division	Head in charge of New Businesses, Strategic Planning Department
Tetsuya Ishida	Head in charge of Infrastructure, Acquisition Department, Industrial Division	Head in charge of New Businesses, Strategic Planning Department
Makoto Nishikawa	Head of Investment Management Department, Industrial Division	Senior Manager of Strategic Planning Department
Tomohiro Honda	Head of Finance Department, Industrial Division	Senior Manager of Strategic Planning Department
Hiroshi Sugisaki	Head of Corporate Planning Division	Head of Corporate Information & Risk Management Department
Masayuki Kojima	Head of Operations Planning Department, Strategic Planning Division	Head of Finance and Accounting Department
Thomas I. Mills	Head of Strategic Planning Department, Corporate Planning Division*	N/A

*The office of the Head of Strategic Planning of the Corporate Planning Division is scheduled to be assumed in March 2007.

These personnel changes will be filed with the Commissioner of Financial Services Agency as changes in the important employees in accordance with the provisions of the Investment Trust Law.

- End -

Schedule

Organization Chart Before the Change (Current) and After the Change

[Translation omitted.]

Summary of Businesses handled by each Department after Change

Department		Summary of Business
Retail Division	Acquisition	Business concerning acquisition and disposal of specified assets under the asset management agreement with the Investment Corporation
	Investment Management	Business concerning management and administration of specified assets under the asset management agreement with the Investment Corporation
	Finance	Business concerning financing and IR under the asset management agreement with the Investment Corporation
Industrial Division	Acquisition	Business concerning acquisition and disposal of specified assets under the asset management agreement with an investment corporation other than the Investment Corporation
	Investment Management	Business concerning management and administration of specified assets under the asset management agreement with an investment corporation other than the Investment Corporation
	Finance	Business concerning financing and IR under the asset management agreement with an investment corporation other than the Investment Corporation
Corporate Planning Division	Operations Planning	Business concerning accounting, closing of books and tax matters with respect to the asset management, business concerning risk management and information disclosure, and business concerning accounting, closing of books, finance and other matters of the investment trust management company
	Strategic Planning	Business concerning strategic planning of the investment trust management company and the research and analysis in relation to the asset management of each investment corporation
General Administration Department		Operation of the investment trust management company, information system management, document management, liaison with the

	administrator of each investment corporation, general affairs
Human Resources Department	Matters of the investment trust management company such as matters concerning operation and management of personnel and labor affairs, matters concerning recruitment, training and education, matters concerning benefits, social insurance etc.
Compliance Office	Matters concerning compliance with various regulations including laws and ordinances and internal rules, matters concerning compliance with corporate ethics and code of conduct, and compliance education to officers and employees
Internal Audit Office	Auditing the conditions of operation and execution of business of each department, office, committee and other internal bodies, conditions of accounting operations and conditions of compliance with various regulations including laws and ordinances, formulating the internal audit policy and audit plan, and reporting audit results

[Translation]

February 26, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To refinance existing short-term debts.
2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.
   (ii) Amount to be borrowed:
   ¥31,000 million
   (iii) Interest rate: 0.90636%
   (From February 28, 2007 to March 30, 2007)
   (iv) Method of borrowing:

Unsecured and unguaranteed

(v) Interest payment date:

The last day of March 2007, June 2007, September 2007, December 2007 and the date of repayment of principal

The interest rate from March 31, 2007 onward has not been determined yet. It is scheduled to be determined on March 28.

(vi) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:

February 28, 2007

(viii) Final date of repayment of principal:

February 28, 2008

(For reference)

Situation of debts and investment corporate bonds after this borrowing.(As of February 28, 2007)

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	58,430	58,430	0
Long-term Debt	5,000	5,000	0
Total of Debt Loan	63,430	63,430	0
Investment Corporate Bonds	65,000	65,000	0
Total of Debt Loan and Investment Corporate Bonds	128,430	128,430	0

- End -

[Translation]

February 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase beneficial interests in the real estate trust of ESPA Kawasaki Annex.

2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   Mizuho Corporate Bank, Ltd..
   (ii) Amount to be borrowed:
   ¥5,300 million
   (iii) Interest rate: 0.87780%
   (From February 27, 2007 to March 30, 2007)
   The interest rate from March 31, 2007 onward has not been determined yet. It is

scheduled to be determined on March 28.

(iv) Method of borrowing:
Unsecured and unguaranteed

(v) Interest payment date:
The last day of March 2007, June 2007, September 2007, December 2007 and the date of repayment of principal

(vi) Method of repayment of principal:
Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:
February 27, 2007

(viii) Final date of repayment of principal:
February 27, 2008

(For reference)

Situation of debts and investment corporate bonds after this borrowing.(As of February 27, 2007)

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	58,430	63,730	+5,300
Long-term Debt	5,000	5,000	0
Total of Debt Loan	63,430	68,730	+5,300
Investment Corporate Bonds	65,000	65,000	0
Total of Debt Loan and Investment Corporate Bonds	128,430	133,730	+5,300

- End -

[Translation]

February 27, 2007

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust

(2) Name of the property: ESPA Kawasaki Annex

(3) Acquisition price: ¥5,600 million

(4) Acquisition date: March 1, 2007 (execution of transfer agreement, scheduled acquisition)

(5) Party from which the property will be acquired:
Rising Star Kawasaki Tokutei Mokuteki Kaisha

(6) Funds for the acquisition: Borrowed funds

2. Reasons for the acquisition:

As we expect the size of the trading area of ESPA Kawasaki (the Existing Shopping Center"), which is managed by us, to expand as a result of the development of condominiums, etc. in the surrounding area, we will acquire the adjacent commercial

facilities (as set forth in Section 1. "Outline of the acquisition" above) to achieve a synergy with the Existing Shopping Center. The commercial facilities consist of two areas, an area of stores, which will be tenanted by SPORTS DEPO (a sports shop), Yumean (a family restaurant) and CoCo Ichibanya (a curry shop), and an area of offices.

(For reference)

Existing shopping centers

(1)	Location:	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi, Kanagawa
(2)	Land size:	34,381.56 m²
(3)	Total floor space:	50,795,60 m²
(4)	Acquisition date:	March 13, 2002 and December 10, 2002 (Note)
(5)	Investment style:	Income-type (Suburban single-tenant commercial facility)
(6)	Holding style:	Real estate trust beneficiary interests

Note: We acquired shares of co-ownership (80.37%) to the beneficial interests in the Trust on March 13, 2002, and later acquired the remaining shares of co-ownersip (19.63%) on December 10, 2002

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1)	Name:	Rising Star Kawasaki Tokutei Mokuteki Kaisha
(2)	Location of head office:	12-3, Minamiazabu 2-chome, Minato-ku, Tokyo
(3)	Representative:	Hiroyasu Nakamura
(4)	Capital:	¥937.4 million
(5)	Major company employee:	Nondisclosure as the seller's consent cannot be obtained.
(6)	Main business activities:	transfer, management and disposal of specific assets based on the law regarding liquidation of assets.
(7)	Relationship with the Investment Corporation or the Investment Trust Management Company:	Not applicable.

5. Conditions of Acquirer

[Translation omitted.]

6. Outline of Mediation

Not applicable.

7. Future Prospects:

The acquisition of this beneficial interests in trust will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in February 2007.

- End -

[Translation]

March 16, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Scheduled Replacement of Directors of the Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company to which the Investment Corporation has entrusted the asset management business, held a meeting of the Board of Directors on March 16, 2007 and resolved to submit Mr. Hideshi Takeuchi and Mr. Paul W. Marcuse as the candidates for the new Directors at the Extraordinary Shareholders Meeting scheduled to be held on March 30, 2007.

(New Appointment)

Director (part-time)	Hideshi Takeuchi
Director (part-time)	Paul W. Marcuse

(Retirement)

Director (part-time)	Koichi Komatsu
Director (part-time)	Michael Krupa

* Brief histories of the new Directors are as given in the Attachment.

Pursuant to the provisions of the Law Concerning Investment Trusts and Investment Corporations, the above matter will be filed with the Commissioner of the Financial Services Agency and The Investment Trusts Associations, Japan as a change in the name of the Directors.

- End -

[Translation of Attachment omitted.]

[Translation]

March 16, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Filing the Establishment of an Investment Corporation by Investment Trust Management Company

We hereby inform you that Mitsubishi Corp.-UBS Realty Inc., the investment trust management company to which we entrust the management of our assets, resolved at its board of directors' meeting held today to file for the establishment of an investment corporation under Article 69 of the Law Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law") of Japan with the Kanto Local Finance Bureau.

1. Date of Filing
   March 22, 2007 (scheduled)

2. Content of Filing
   Establishment of Industrial & Infrastructure Fund Investment Corporation

3. Reason for Filing

The investment trust management company obtained an approval (of amendments to approved business methods) on January 25, 2007 under Article 10-2 of the Investment Trust Law (the "Approval") for the purpose of accepting the entrustment of the management of assets from multiple investment corporations including the Investment Corporation.

With the Approval, the investment trust management company carried out on February 13, 2007 reorganization and personnel changes, through which it clearly separated the divisions responsible for the management of each investment corporation that it is entrusted to manage the assets of (Retail Division, Industrial Division) in order to prevent conflicts of interest between investment corporations, and has developed a corporate structure allowing it to comply with the relevant laws and ordinances and properly execute its business so as not to prejudice the interests of the Investment Corporation.

In light of the foregoing, the investment trust management company has decided to establish and file for the new investment corporation set forth in Section 2 above that may invest in industrial real estate and infrastructural real estate (note), separate to the Investment Corporation, which may invest in commercial facilities.

(Note) Industrial real estate and infrastructural real estate means facilities whose primary purpose of use is as storage or a logistical facility, plant equipment and research and development facility, transportation and telecom-related institution, energy-related facility or other infrastructural facility.

The obtaining of the Approval has been announced in the Notice of Approval Obtained of Amendments to the Approved Business Method by Investment Trust Management Company dated January 25, 2007 and the reorganization and personnel changes described above has been announced in the Notice of Reorganization and Change in Personnel in the Investment Trust Management Company dated February 7, 2007.

- End -

[Translation]

March 19, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire two properties, "(tentative name) Jingumae 4-chome West Project" and "Oyama Yuen Harvest Walk" described below.

I. Acquisition of (Tentative name) Jingumae 4-chome West Project

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust

(2) Name of the property: (Tentative name) Jingumae 4-chome West Project

(3) Acquisition price: ¥3,400 million

(4) Acquisition date: March 20, 2007 (execution of transfer agreement)
April, 2008 (scheduled acquisition)

(5) Party from which the property will be acquired:
Mitsubishi Corporation

(6) Funds for the acquisition: Borrowed funds(scheduled)

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Tokyo metropolitan area.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Mitsubishi Corporation
(2) Location of head office: 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(3) Representative: Yorihiko Kojima
(4) Capital: ¥198,618 million (as of September 30, 2006)
(5) Major shareholders: Tokyo Marine & Nichido Fire Insurance Co., Ltd., etc.(as of September 30, 2006)
(6) Main business activities: General trading company
(7) Relationship with the Investment Corporation or the Investment Trust Management Company: Shareholder of Investment Trust Management Company

5. Conditions of Acquirer

[Translation omitted.]

6. Outline of Mediation

Not applicable.

7. Future Prospects:

The acquisition of this beneficial interests in trust will have no significant impact on the management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

II. Acquisition of Oyama Yuen Harvest Walk

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust

(2) Name of the property: Oyama Yuen Harvest Walk

(3) Acquisition price: ¥10,200 million

(4) Acquisition date: March 20, 2007 (execution of transfer agreement)
Last day of July, 2008 (scheduled acquisition)

(5) Party from which the property will be acquired:
Pegasus Investment Limited Liability Company

(6) Funds for the acquisition: Borrowed funds(scheduled)

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our first property portfolio in Tochigi prefecture and the growth-type property assets within our portfolio.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: Pegasus Investment Limited Liability Company

(2) Location of head office: 11-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Representative: Kenji Tamakoshi

(4) Capital: ¥3 million

(5) Major shareholders: Nondisclosure as the seller's consent cannot be obtained.

(6) Main business activities: Acquisition, holding, disposal, leasing, and management of real estate.
Acquisition, holding, and disposal of trust beneficiary interest in real estate.

(7) Relationship with the Investment Corporation or the Investment Trust Management Company: Not applicable.

5. Conditions of Acquirer

[Translation omitted.]

6. Outline of Mediation

[Translation omitted.]

7. Future Prospects:

The acquisition of this beneficial interests in trust has minor impact on the management conditions, and will have no changes in the forecast of management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

- End -

[Translation]

March 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To fund the money to purchase specific assets and operating funds.

2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   Sumitomo Mitsui Banking Corporation
   (ii) Amount to be borrowed:
   ¥2,000 million
   (iii) Interest rate: 0.94670%
   (From March 28, 2007 to June 29, 2007)
   The interest rate from June 30, 2007 onward has not been determined yet. It is scheduled to be determined on June 27.

(iv) Method of borrowing:
Unsecured and unguaranteed

(v) Interest payment date:
The last day of June 2007, September 2007, December 2007, and the date of repayment of principal

(vi) Method of repayment of principal:
Principal will be repaid in lump sum on the final date of repayment of principal. However, partial repayment of principal is allowed on the interest payment date.

(vii) Date of borrowing:
March 28, 2007

(viii) Final date of repayment of principal:
March 28, 2008

(For reference)

Situation of debts and investment corporate bonds after this borrowing.(As of March 27, 2007)

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	63,730	65,730	+2,000
Long-term Debt	5,000	5,000	0
Total of Debt Loan	68,730	70,730	+2,000
Investment Corporate Bonds	65,000	65,000	0
Total of Debt Loan and Investment Corporate Bonds	133,730	135,730	+2,000

- End -

[Translation]

March 27, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Acquisition of Property

We hereby inform you that we have resolved to acquire the property described below.

1. Outline of the acquisition:

(1) Assets acquired: Beneficial interests in real estate trust

(2) Name of the property: (Tentative name) Jingumae 4-chome East Project

(3) Acquisition price: ¥2,233.6 million

(4) Acquisition date: March 28, 2007 (scheduled execution of transfer agreement)
Last day of March, 2008 (scheduled acquisition)

(5) Party from which the property will be acquired:
St. Grande, Ltd.

(6) Funds for the acquisition: Borrowed funds (scheduled)

2. Reasons for the acquisition:

We made the determination to acquire the property in accordance with our basic investment policy of asset management and investments set forth in our Articles of Association and to enhance our property portfolio in Tokyo metropolitan area.

[Translation of our evaluation of the property has been omitted.]

3. Description of the properties acquired

[Translation omitted.]

4. Outline of party from which the property has been acquired:

(1) Name: St. Grande, Ltd.

(2) Location of head office: 5-2, Ebisu Minami 1-chome, Shibuya-ku, Tokyo

(3) Representative: Seiko Iwata

(4) Capital: ¥10 million

(5) Major shareholders: Nondisclosure as the seller's consent cannot be obtained.

(6) Main business activities: Sales and purchase, brokerage, leasing, management and evaluation of real estate.

(7) Relationship with the Investment Corporation: Not applicable.

5. Conditions of Acquirer

[Translation omitted.]

6. Outline of Mediation

[Translation omitted.]

7. Future Prospects:

The acquisition of this beneficial interests in trust will has minor impact on the management conditions, and will have no changes in the forecast of management conditions of Japan Retail Fund Investment Corporation for the accounting period ending in August 2007.

- End -

[Translation]

RECEIVED

2007 JUL -3 A 8: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing

We hereby inform you that the following decision has been made on money borrowing.

1. Reasons for borrowing:
   To refinance existing short-term debts.

2. Description of the borrowing:
   (i) Parties from which the borrowing is made:
   The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Mitsubishi UFJ Trust and Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, The Sumitomo Trust & Banking Co., Ltd. and Aozora Bank, Ltd.
   (ii) Amount to be borrowed:
   ¥31,000 million
   (iii) Interest rate: 0.96273%
   (From March 30, 2007 to May 31, 2007)

(iv) Method of borrowing:

Unsecured and unguaranteed

(v) Interest payment date:

The date of repayment of principal

(vi) Method of repayment of principal:

Principal will be repaid in lump sum on the final date of repayment of principal.

(vii) Date of borrowing:

March 30, 2007

(viii) Final date of repayment of principal:

May 31, 2007

(For reference)

Situation of debts and investment corporate bonds after this borrowing.(As of March 28, 2007)

(Unit: Millions of Yen)

	Before these repayments	After these repayments	Increase and Decrease
Short-term Debt	65,730	65,730	0
Long-term Debt	5,000	5,000	0
Total of Debt Loan	70,730	70,730	0
Investment Corporate Bonds	65,000	65,000	0
Total of Debt Loan and Investment Corporate Bonds	135,730	135,730	0

- End -

[Translation]

March 28, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate for the period specified below has been determined as follows on the borrowing made by us on September 29, 2006, November 1, 2006, November 29, 2006, December 1, 2006, December 21, 2006, and on February 27, 2007.

① Unsecured short-term borrowing (¥1,700 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.94545% per annum

② Unsecured short-term borrowing (¥8,000 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.97545% per annum

③ Unsecured short-term borrowing (¥2,530 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.94545% per annum

④ Unsecured short-term borrowing (¥10,000 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.97545% per annum

⑤ Unsecured short-term borrowing (¥3,000 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.92545% per annum

⑥ Unsecured short-term borrowing (¥2,200 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.95545% per annum

⑦ Unsecured short-term borrowing (¥5,300 million)

Interest rate:

From March 31, 2007 to June 29, 2007: 0.94545% per annum

Interest rate from June 30, 2007 onward has not been determined yet (scheduled to be determined on June 27).

- End -

[Translation]

Abbreviated Notice Regarding Settlement of
Accounts for the Accounting Period Ending in February 2007
(From September 1, 2006 to February 28, 2007)

April 12, 2007

Name of Issuer of Real Estate Investment Trust:	Japan Retail Fund Investment Corporation
Listed Securities Exchange:	Tokyo Stock Exchange
Code Number:	8953 (URL http://www.jrf-reit.com)
Location of Head Office:	Tokyo
Reference:	(Asset Manager) Mitsubishi Corp.- UBS Realty Inc. Responsible Person: Shunichi Minami Name of Office: Executive Officer TEL:03-5293-7081
Date of Board Meeting for Settlement of Accounts:	April 12, 2007
Commencement Date of Payment of Dividends:	May18, 2007 (Scheduled)

1. State of Operation and Assets for the Period Ending February 2007 (September 1, 2006 ~ February 28, 2007):

(1) State of Operation

(Discarding the figures less than one million yen)

	Operating Income		Operating Profit		Ordinary Profit		Current Income	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Period Ending February 2007	16,712	11.4	6,938	15.6	6,093	19.0	6,079	18.9
Period Ending August 2006	14,998	15.0	6,003	13.5	5,120	6.7	5,114	6.7

	Current Income Per Unit	Net Assets		Gross Capital/		Operating Profit/ Ordinary Return
		Current Return	<Reference> (Annual rate)	Ordinary Return	<Reference> (Annual rate)	
Period Ending February 2007	¥15,729	2.7%	(5.5)%	1.4%	(2.8)%	36.5%
Period Ending August 2006	¥16,908	2.7%	(5.4)%	1.4%	(2.8)%	34.1%

(Note) 1. The accounting period ending August 2006 is from March 1, 2006 to August 31, 2006 for 184 days and the accounting period ending February 2007 is from September 1, 2006 to February 28, 2007 for 181 days.

2. The current income per unit was calculated by weighted average based upon the number of days of the accounting period as described above. Although there was an additional issue during the accounting period ending February 2007, the

current income per unit for the accounting period ending February 2007 was calculated by weighted average (386,502 units) based upon the number of days of the accounting period as if an additional issue had been made on the commencement date for the dividends for the new investment units (beginning September1, 2006). The number of investment units issued and outstanding as of the end of the period ending February 2007 is 386,502 units and the current income per unit as of the end of the period is the same as the above-described amount.

3. Change of accounting method: Not applicable.

4. The indication by percent of operating income, operating profit, ordinary profit and current income shows the rate of increase or decrease compared with the preceding period, the figures of which are calculated by rounding to the first decimal place.

5. For calculation of current return of net assets and ordinary return/gross capital, the average amount of total net asset value and gross capital as of the beginning of the period and as of the end of the period is adopted, respectively.

(2) State of Dividends:

	Dividend per unit (exclusive of dividend in excess of profit)	Total dividends	Dividend in excess of profit per unit	Total dividends in excess of profit	Pay-out ratio	Distribution ratio of net assets
		(million)		(million)		
Period Ending February 2007	¥15,730	6,079	¥0	¥-	100.0%	2.4%
Period Ending August 2006	¥16,909	5,115	¥0	¥-	100.0%	2.7%

(Note) Pay-out ratio indicates the figure obtained by omitting the figures below the first place of decimals.

(3) Financial Condition:

	Total Net Asset Value	Net Asset Value	Net Asset Ratio	Net Asset Value Per Unit
	(million yen)	(million yen)		(yen)
Period Ending February 2007	480,415	256,844	53.5%	664,535
Period Ending August 2006	394,376	186,672	47.3%	617,095

(Note) Number of investment units issued and outstanding as of the end of the period:
For the period ending February 2007: 386,502 units
For the period ending August 2006: 302,502 units

2. Estimated State of Operation for the Period Ending August 2007 (March 1,2007 ~ August

31, 2007) and for the Period Ending February 2008 (September 1, 2007 ~ February 29, 2008):

	Operating Income	Ordinary Profit	Current Income	Dividend per unit (exclusive of dividend in excess of profit)	Dividend in excess of profit per unit
	(million yen)	(million yen)	(million yen)	(yen)	(yen)
Period Ending August 2007	17,866	5,907	5,889	15,236	0
Period Ending February 2008	17,542	5,938	5,920	15,316	0

(Reference) Estimated current income per unit:

For the period ending August 2007: 15,236 yen

For the period ending February 2008: 15,316 yen

(Note) The estimated figures are calculated at the present time under the preconditions set forth in the Attachment and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

1. Summary of Related Corporations of the Investment Corporation

The name and related business of the major related corporations of the Investment Corporation are as described below:

(1) Mitsubishi Corp. – UBS Realty Inc. (Asset Manager)

Based on entrust from the Investment Corporation, Asset Manager renders services concerning asset management as investment trust management company under the Law Concerning the Investment Trusts and Investment Corporations (the "Investment Trust Law") of Japan, in accordance with the Articles of Incorporation of the Investment Corporation and with investment objects and policy of assets as stipulated therein.

(2) The Mitsubishi UFJ Trust and Banking Corporation ("the general administrator and assets custodian")

Based on entrust from the Investment Corporation, it provides as general administrator under the Investment Trust Law of Japan (i) business concerning registration of transfer of investment units issued by the Investment Corporation, (ii) business concerning issuance of such units, (iii) business concerning administration of organs (the general meeting of unitholders and the board of directors), (iv) business concerning accounting, (v) business concerning payment of monies as dividends to investors, (vi) business concerning request on exercise of rights from investors to the Investment Corporation and the business concerning acceptance of other offers by investors, (vii) business concerning preparation of accounting book and (viii) business concerning tax payment.

In addition, based on entrust from the Investment Corporation, it renders, as assets custodian under the Investment Trust Law of Japan, services concerning custody of property held by the Investment Corporation.

(3) The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("the general administrator concerning investment corporation bonds")

As general administrator concerning investment corporation bonds, it provides (i) business concerning issue of certificates of investment corporation bonds and business during the period, (ii) business concerning registration of transfer of investment corporation bonds, (iii) business concerning payment of principle and interest of investment corporation bonds, (iv) business concerning acceptance of other offers by the creditors of the Investment Corporation, and (v) business concerning drafting and preparing the original records of the investment corporation bonds and any other matters concerning the original records of the investment corporation bonds.

(4) Pricewaterhouse Coopers ("the general administrator concerning tax service)

Subject to the mandate from the Investment Corporation, it provides business concerning tax service as general administrator concerning tax service under the tax service agreement. However, it does not include business concerning tax payment itself.

2. Management Policy and Results of Operation

(1) Management Policy:

As for the management policy, the Investment Corporation basically seeks to build an optimum portfolio consisting of "income-type properties which can produce relatively stable cash flow over medium- and long-term" and "growth-type properties which can offer potential growth of cash flow through shifting tenants and the increase of rental income with the increase of sales of the tenants, etc." while investing only in commercial facilities throughout Japan.

(2) State of Operation:

A. Outline of Current Period

i. Principal Progress of the Investment Corporation:

The Investment Corporation was founded on September 14, 2001, in accordance with the Investment Trust Law, and it was listed on the Tokyo Stock Exchange (code: 8953) on March 12, 2002 as the first investment corporation in Japan, specializing in operating the real estate of commercial facilities. Since its listing, the Investment Corporation has been acquiring properties steadily and continues the growth.

Since the Investment Corporation acquired 4 properties and commenced actual operations immediately after its listing, the Investment Corporation acquired 6 properties in its Third Period, 6 properties in its Fourth Period, 4 properties in its Fifth Period, and as of the end of the Fifth Period (August 31, 2004), achieved its initial goal of realizing a total asset value of 200 billion yen within 3 years from listing 6 months earlier than planned. Furthermore, the Investment Corporation acquired 4 properties in its Sixth Period, 8 properties in its Seventh Period, 2 properties in the Eighth Period, 3 properties in its Ninth Period, 4 properties in its Tenth Period, and thus achieved its initial goal of realizing a total asset value of 400 billion yen within 5 years from listing earlier than planned. As of the end of the Tenth Period (February 28, 2007), the Investment Corporation has come to operate a total of 41 properties (total asset value of 480.4 billion yen).

ii. Results of Operation:

The Investment Corporation invests in a diverse range of commercial facilities located throughout the country, such as "suburban shopping centers" and "roadside stores", that executed long-term lease agreements with mainly urban commercial stores and high-quality tenants in good locations. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce steady, long-term cash flows; and "growth-type properties," which the Investment Corporation proactively aims to increase the cash flows and enhance the property value through turnover of tenants and increasing the rental income by gain of sales through increasing the value of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio, and to achieve internal growth through progressing the value of existing properties and to achieve firm and consecutive external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, Diamond City, and Bic Camera, and occupancy rate is almost at 100%. The Investment Corporation therefore manages to secure extremely steady rental income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, properties in good locations that are growing as commercial accumulation in the city and large scale properties executing long-term lease agreements with good tenants in the suburbs—the Investment Corporation has acquired this period: Kawaramachi OPA, an urban single tenant property, and AEON Ueda Shopping Center, Diamond City Leafa, and Diamond City Terrace, all suburban single-tenant properties.

Since last accounting period, the Investment Corporation owns growth-type properties: Hakata Riverain / eeny meeny miny mo; Nara Family, Abiko Shopping Plaza, Wonder City, and Kyoto Family. As for Higashi-Totsuka Aurora City acquired last period, the category has been changed from income-type property to growth –type property as a part of the specialty mall has been returned by the tenant, SEIBU Department Stores , and the lease agreement with the existing sub-tenant has been transferred to the Investment Corporation. As for growth-type properties, the Investment Corporation has been seeking ,during this accounting period as well, a change in tenants and its relaunching and carrying out promotional work to maximize the potential value of these commercial facilities.

iii. Summary of Raising Funds:

① Debt Finance

As for financing for interest-bearing debts such as loans (debt finance), the Investment Corporation maintained the debt ratio and the length of average term of existing long-term debt, and hedged the risk by adopting long-term fixed interest to prepare for rising interest rates in the future by effective utilization of tenant leaseholds and security deposits (as of the end of the tenth period, the outstanding amount is ¥85.7 billion) and issuance of investment corporation bonds, and tried to ensure financial stabilization and flexibility.

The outstanding amount of debt loans as of the end of this period is ¥68.7 billion; the breakdown is approximately ¥63.7 billion outstanding amount of short-term loans, and approximately ¥5 billion outstanding amount of long-term loans. Also, subject to the comprehensive resolution dated January 10, 2006 regarding the issuance of domestic unsecured investment corporation bonds, the Investment Corporation has issued investment corporation bonds (Period: 5 years, Total issue amount: 20billion yen) by the fourth public offering during the tenth accounting period. This made the outstanding amount of investment corporation bonds ¥65 billion together with the first, second, and third bond.

② Equity Finance

In September 2006, the Investment Corporation conducted the issuance of new investment units on the largest scale since its incorporation (84,000 units, including allocation to a third party), and has conducted 6 equity offerings in the past (5 of which were global offerings) including the initial public offering upon its listing, which is the largest number among the listed real estate investment corporations.

Furthermore, for the first time as a listed real estate investment corporation, the Investment Corporation filed a Shelf Registration Statement on August 26, 2005 with the Director General of the Kanto Local Finance Bureau and registered the issuance for the offering of investment units totaling 100 billion yen in order to ensure flexible financing through issuance of investment units. As of the date hereof, the total amount of capital of investors is 250.7 billion yen, and the total number of units issued and outstanding is 368,502 units.

iv. Summary of Performance and Dividends:

As a result of such operation as described above, the Investment Corporation reported, as performance for the current period, operating income of which is composed of total operating income of 16,712 million yen, operating profit of 6,938 million yen (after deduction of expenses including fixed assets tax, utilities costs and asset management fee etc.) and ordinary profit of 6,093 million yen as well as current income of 6,079 million yen.

On account of application of the special cases in taxation (Article 67-15 of the Special Taxation Measures Law) to dividends, the Investment Corporation, designing to deduct the maximum of dividends, decided to distribute the aggregate amount of the retained earnings at the end of the current period excluding any fraction which would offer less than one yen dividend per one unit. Consequently, dividend per investment unit was 15,730 yen.

B. Outlook of Next Period

i. Outlook of Overall Operation

(Omitted)

ii Issues to be Solved

(Omitted)

iii. Outlook of Results of Next Period:

Concerning the state of operation for the Eleventh Period (March 1, 2007 ~ August 31, 2007), the Investment Corporation estimates an operating income of 17,866 million yen, ordinary profit of 5,907 million yen, current income of 5,889 million and dividend per unit of 15,236 yen. For the preconditions of these estimates, please see the "Preconditions of Forecasts of State of Operation for the Eleventh Period (March 1, 2007 ~ August 31, 2007) and the Twelfth Period (September 1, 2007 ~ February 29, 2008)" as described in page 6.

Also, concerning the state of operation for the Twelfth Period (September 1, 2007 ~ February 29, 2008), based upon the "Preconditions of Forecasts of State of Operation for the Eleventh Period (March 1, 2007 ~ August 31, 2007) and for the Twelfth Period (September 1, 2007 ~ February 29, 2008)" as described in page 6, the Investment Corporation estimates operating income of 17,542 million yen, ordinary profit of 5,938 million yen, current income of 5,920 million and dividend per unit of 15,316 yen.

(Note) The above estimated figures are calculated at the present time under the specified preconditions and the actual current income and dividends may fluctuate according to the change of situation. Furthermore, the estimates herein will not guarantee the amount of future dividends.

"Preconditions of Forecasts of State of Operation for the Eleventh Term (March 1, 2007 ~ August 31, 2007)" and for the Twelfth Period (September 1, 2007 ~ February 29, 2008)

(Omitted)

3. Financial Statements, etc.

(1) State of Accounting:

A. Balance Sheet

Subjects \ Period	This Period (As of February 28, 2007)		Previous Period (As of August 31, 2006)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
ASSETS						
I. Current assets:						
Cash and deposit	11,697,860		6,021,809		5,676,051	
Trust cash and trust deposit *1	12,733,367		9,409,239		3,324,128	
Rental receivables	689,862		621,009		68,852	
Consumption tax refundable	1,165,935		991,244		174,690	
Other current assets	475,153		486,471		△11,318	
Total current assets	26,762,178	5.6	17,529,774	4.5	9,232,403	52.7
II. Non-current assets: *1						
1. Property and equipment:						
Trust buildings	176,800,225		145,775,020		31,025,204	
Accumulated depreciation	14,779,668		11,709,938		3,069,730	
Trust building improvements	9,098,463		6,630,108		2,468,355	
Accumulated depreciation	1,066,830		866,682		200,147	
Trust machinery and equipment	759,228		604,211		155,016	
Accumulated depreciation	109,454		82,427		27,027	
Trust industrial tool and material	1,819,859		1,380,288		439,571	
Accumulated depreciation	429,624		337,787		91,836	
Trust land	270,699,741		224,234,151		46,465,590	
Total property and equipment	442,791,940	92.2	365,626,944	92.7	77,164,995	21.1
2. Intangible fixed assets:						
Trust leasehold interest	6,992,334		6,672,795		319,538	
Trust and other intangible fixed assets	198,798		170,766		28,031	
Total intangible fixed assets	7,191,132	1.5	6,843,562	1.7	347,570	5.1
3. Investments, etc.:						
Tenant leasehold and security deposits	3,166,362		3,103,725		62,636	
Investment securities	-		814,416		△814,416	
Long-term prepaid expenses	108,713		130,903		△22,190	
Other investments and assets	257,405		227,654		29,750	
Total investments and assets	3,532,481	0.7	4,276,700	1.1	△744,219	△17.4
Total non-current assets	453,515,554	94.4	376,747,207	95.5	76,768,346	20.4
III. Deferred assets:						
Issue costs of Investment Corporation Bonds	137,759		99,108		38,651	
Total deferred assets	137,759	0.0	99,108	0.0	38,651	39.0
Total Assets	480,415,492	100.0	394,376,091	100.00	86,039,401	21.8

Subjects \ Period	This Period (As of February 28, 2007)		Previous Period (As of August 31, 2006)		Increase or Decrease	
	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	Composition Ratio (%)	Amount (¥ in thousands)	v. Previous Period (%)
LIABILITIES						
I. Current liabilities:						
Sales debt	849,082		761,172		87,910	
Short-term debt *2	63,730,000		82,070,000		△18,340,000	
Accounts payable	12,793		159,279		△146,486	
Accrued expenses	951,860		842,573		109,286	
Income tax payable, etc.	15,048		5,665		9,382	
Rent received in advance	1,376,188		1,341,128		35,059	
Deposit received	857,195		1,004,844		△147,648	
Tenant leasehold and security deposits scheduled to be returned within one year *1	5,814,463		4,515,058		1,299,405	
Other current liabilities	22,269		18,393		3,876	
Total current liabilities	73,628,902	15.3	90,718,115	23.0	△17,089,212	△18.8
II. Non-current liabilities						
Investment Corporation Bonds	65,000,000		45,000,000		20,000,000	
Long-term debt *1	5,000,000		5,000,000		-	
Tenant leasehold and security deposits*1	79,942,478		66,985,271		12,957,206	
Total non-current liabilities	149,942,478	31.2	116,985,271	29.7	32,957,206	28.2
Total Liabilities	223,571,381	46.5	207,703,387	52.7	15,867,993	7.6
Net Assets						
I. Equity of Investors						
1. Unitholders' equity						
Unitholders' equity	250,764,406	52.2	181,557,646	46.0	69,206,760	38.1
2. Retained Earnings						
Unappropriated retained earnings at the end of the period	6,079,705		5,115,057		964,647	
Total Capital of Investors	256,844,111	53.5	186,672,703	47.3	70,171,407	37.6
Total Net Assets	256,844,111	53.5	186,672,703	47.3	70,171,407	37.6
Total Liabilities and Net Assets	480,415,492	100.0	394,376,091	100.0	86,039,401	21.8

B. Statement of Income

Subjects \ Period	This Period For the Period from September 1, 2006 to February 28, 2007		Previous Period For the Period from March 1, 2006 to August 31, 2006		Increase or Decrease	
	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)	Amount (¥ in thousands)	Percentage (%)
I. Operating revenues:	16,712,331	100.0%	14,998,542	100.0	1,713,789	11.4
Rental revenues *1	16,583,040		14,998,542		1,584,498	
Income from other operations						
Income on silent partnership	129,290		-		129,920	
II. Operating expenses:	9,773,466	58.5	8,995,260	60.0	778,205	8.7
Property-related expenses *1	8,093,733		7,519,782		573,951	
Other operaion fees						
Loss on silent partnership	-		25,493		△25,493	
Asset management fees *2	1,387,307		1,186,755		200,551	
Compensation of Officers	4,607		3,355		1,251	
Custodian fees	64,685		58,930		5,755	
General administration fees	117,016		109,525		7,491	
Others	106,115		91,417		14,697	
Operating income	6,938,865	41.5	6,003,281	40.0	935,583	15.6
III. Non-operating revenues:	15,779	0.1	2,167	0.0	13,612	628.1
Interest received	9,971		1,117		8,853	
Other non-operating Income or Loss	5,807		1,049		4,758	
IV. Non-operating expenses:	860,963	5.1	885,213	5.9	△24,250	△2.7
Interest expense	273,082		285,773		△12,691	
Interest expenses of Investment Corporation Bonds	362,050		308,340		53,709	
Amortization of issue costs of Investment Corporation Bonds	55,246		39,597		15,649	
Loan-related costs	30,700		57,966		△27,265	
Cost of delivery of new investment units	128,854		146,007		△17,152	
Amortization of organization costs	-		13,924		△13,924	
Other non-operating expenses	11,027		33,603		△22,575	
Ordinary income	6,093,680	36.5	5,120,235	34.1	973,445	19.0
Income before income taxes	6,093,680	36.5	5,120,235	34.1	973,445	19.0
Income taxes, Inhabitant taxes, and Enterprise taxes	15,048		5,665		9,382	
Adjustment of income taxes, etc.	△1,021		△398		△623	
Net income	6,079,654	36.4	5,114,968	34.1	964,686	18.9
Retaining earnings at the beginning of the period	51		89		△38	
Retained earnings at the end of the period	6,079,705		5,115,057		964,647	

C. Statement of Changes in Equity of Investors

This Period (From September 1, 2006 to February 28, 2007)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings: Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	181,557,646	5,115,057	186,672,703	186,672,703
Changes in amount				
Issuance of new investment units	69,206,760	-	69,206,760	69,206,760
Dividends of retained earnings	-	△5,115,006	△5,115,006	△5,115,006
Net income for this period	-	6,079,654	6,079,654	6,079,654
Total Changes in amount this period	69,206,760	964,647	70,171,407	70,171,407
Outstanding amount of the end of the period	250,764,406	6,079,705	256,844,111	256,844,111

Previous Period (From March 1, 2006 to August 31, 2006)

(thousand yen)

	Equity of Investors			Total Net Assets
	Total Unitholders' Equity	Retained Earnings: Unappropriated retained earnings at the end of the period	Total Equity of Investors	
Outstanding amount of the end of last period	181,557,646	4,795,048	186,352,695	186,352,695
Changes in amount				
Dividends of retained earnings	-	△4,794,959	△4,794,959	△4,794,959
Net income for this period	-	5,114,968	5,114,968	5,114,968
Total Changes in amount this period	-	320,008	320,008	320,008
Outstanding amount of the end of the period	181,557,646	5,115,057	186,672,703	186,672,703

D. Statement of Cash Distribution:

(yen)

Subjects / Period	This Period (From September 1, 2006 to February 28, 2007)	Previous Period (From March 1, 2006 to August 31, 2006)
I Retained earnings at end of period	6,079,705,679	5,115,057,824
II Dividends	6,079,676,460	5,115,006,318
(Dividends per unit)	(15,730)	(16,909)
III Retained earnings brought forward to the next period	29,219	51,506

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 6,079,676,460 yen for this period (5,115,006,318 yen for the previous period) representing all of the retained earnings at the end of

current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

E. Statement of Cash Flow

Subjects \ Period	For the Period from September 1, 2006 to February 28, 2007 Amount (¥ in thousands)	For the Previous Period from March 1, 2006 to August 31, 2006 Amount (¥ in thousands)	Subjects \ Period	For the Period from September 1, 2006 to February 28, 2007 Amount (¥ in thousands)	For the Previous Period from March 1, 2006 to August 31, 2006 Amount (¥ in thousands)
I Cash Flows from Operating Activities:			II Cash Flows from Investing Activities:		
Income before income taxes	6,093,680	5,120,235	Payment for acquisition of property and equipment trust	△80,562,310	△64,278,368
Depreciation	3,411,395	2,894,630	Payment for deposited tenant leasehold and security deposits	△3,362,211	△1,306,571
Amortization of organization costs	-	13,924	Revenue from deposited tenant leasehold and security deposits	17,618,823	6,950,585
Amortization of issue costs of Investment Corporation Bonds	55,246	39,597	Purchases of intangible property and equipment	△369,261	△592,960
Loss on retirement of fixed assets	7,610	54,909	Payment for depositing tenant leasehold and security deposits	△78,361	△10,050
Income on silent partnership	△129,290	-	Revenue from depositing tenant leasehold and security deposits	15,724	7,783
Other operational costs	-	25,493	Revenue from refund of equity in silent partnership	943,707	-
Interest received	△9,971	△1,117	Revenue from decrease of other investments and assets	△29,750	-
Interest expense	635,133	594,114	Purchases of other investments and assets	-	12,377
Increase or Decrease of rental receivables	△68,852	△10,915	Net cash used in investing activities	△65,823,639	△59,217,204
Increase or Decrease of consumption tax refundable	△174,690	△968,226	III Cash Flows from Financing Activities:		
Increase or	22,190	5,044	Proceeds from	60,730,000	75,570,000

Decrease of long-term prepaid expenses			short-term debt		
Increase or Decrease of operating accounts payable	87,910	△60,042	Payment for short-term debt	△79,070,000	△18,500,000
Increase or Decrease of accounts payable	△141,500	149,530	Payment for long-term debt	-	△9,170,000
Increase or Decrease of accrued unpaid expenses	118,177	107,425	Proceeds from issuance of investment corporation bonds	19,906,102	-
Increase or Decrease of advance received	35,059	329,613	Proceeds from issuance of investment units	69,206,760	-
Increase or Decrease of deposit received	△147,648	116,757	Payment of dividends	△5,119,992	△4,796,469
Others	16,216	△143,061	Net cash provided by financing activities	65,652,869	43,103,530
Sub-total	9,810,668	8,267,911	IV Net Change in Cash and Cash Equivalents	9,000,179	△8,370,338
Interest received	9,971	1,117	V Cash and Cash Equivalents at the Beginning of the Period	15,431,048	23,801,386
Payment of interest	△644,024	△525,089	VI Cash and Cash Equivalents at the End of the Period	24,431,228	15,431,048
Payment of corporate tax	△5,665	△605			
Net cash provided by operating activities	9,170,949	7,743,335			

F. Table of Explanatory Notes
(Omitted)

(2) Increase or Decrease of Investment Units Issued and Outstanding:

Outline of capital increase, etc. during the current term and before previous term is as listed below:

Date	Summary	Number of units issued and outstanding		Aggregate invested capital (million yen)		Note
		Increase/ decrease	Balance	Increase/ decrease	Balance	
September 14, 2001	Private placement for incorporation	400	400	200	200	Note 1
March 12, 2002	Public offering for capital increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public offering for capital increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of investment units to a third party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public offering for capital increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public offering for capital increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of investment units to a third party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public offering for capital increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public offering for capital increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of investment units to a third party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third-party in order to raise funds and refund short-term debts for acquiring new real property.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds and refund short-term debts for acquiring new real property.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds and refund short-term debts for acquiring new real property.

4. Changes in Officers

Executive Director Yuuichi Hiromoto has resigned from office as of November 30, 2006. Yorishige Kondo has taken office as Executive Director and Shuchi Namba and Masayoshi Satoh has taken office as Supervisory Director as of December 1, 2006.

5. Reference Information

(1) Property Portfolio of the Investment Corporation

Classification of Assets	Region	This Period (as of February 28, 2007)		Previous Period (as of August 31, 2006)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Trust property	Tokyo metropolitan area	192,996	40.2	194,260	49.3
	Osaka and Nagoya metropolitan area	185,625	38.6	116,342	29.5
	Other metropolitan areas	71,360	14.9	61,865	15.7
	Sub-total	449,981	93.7	372,469	94.5
Equity in silent partnership		-	-	814	0.2
Deposit and other assets		30,433	6.3	21,092	5.3
Total Assets		480,415	100.0	394,376	100.0

Note: Aggregate Holdings show the reported figures on the Balance Sheet as of the end of the period (Those of trust real property are shown by book value after depreciation).

(2) Outline of trust real property

As of February 28, 2007, the principal real property held by the Investment Corporation is as listed below:

Name of Real Estate, etc.	Net Book Value	Number of Property	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage to Total Revenues (Note 1)	Major Use
	(million yen)		(m^2)	(m^2)	%	%	
Sendai Nakayama Shopping Center (trust beneficiary interests)	9,767	1	46,248.96	46,248.96	100.0	2.8	Commercial facilities
ESPA Kawasaki (trust beneficiary interests)	9,497	1	56,891.15	56,891.15	100.0	2.1	Commercial facilities
8953 Osaka Shinsaibashi Building (trust beneficiary interests)	13,721	1	13,666.96	13,666.96	100.0	2.5	Commercial facilities
JUSCO Chigasaki Shopping Center (trust beneficiary interests)	7,867	1	63,652.33	63,652.33	100.0	1.7	Commercial facilities
8953 Hakata Reverain/eeny meeny miny mo (trust beneficiary interests)	12,685	1	25,301.31	24,533.12	97.0	6.7	Commercial facilities
Ito-Yokado Narumi (trust beneficiary interests)	8,125	1	50,437.91	50,437.91	100.0	2.0	Commercial facilities
Minami Aoyama 8953 Building (trust beneficiary interests)	5,358	1	1,540.98	1,540.98	100.0	1.0	Commercial facilities
Nara Family (trust beneficiary interests)	31,481	1	85,251.76	83,251.10	98.0	13.1	Commercial facilities
Abiko Shopping Plaza (trust beneficiary interests)	10,631	1	42,642.36	42,642.36	100.0	4.5	Commercial facilities
Ito-Yokado Yabashira (trust beneficiary interests)	1,598	1	21,581.65	21,581.65	100.0	0.5	Commercial facilities
Ito-Yokado, Kamifukuoka Higashi (trust beneficiary interests)	6,735	1	28,316.18	28,316.18	100.0	1.5	Commercial facilities
Ito-Yokado Nishikicho (trust beneficiary interests)	12,770	1	73,438.52	73,438.52	100.0	2.7	Commercial facilities
8953 Daikanyama Building (trust beneficiary	1,261	1	574.46	574.46	100.0	0.2	Commercial facilities

interests)							
8953 Harajuku Face Building (trust beneficiary interests)	2,775	1	1,477.62	1,477.62	100.0	0.6	Commercial facilities
Aeon Higashiura Shopping Center (trust beneficiary interests)	6,395	1	100,457.69	100,457.69	100.0	2.3	Commercial facilities
Aeon Kashiihama Shopping Center (trust beneficiary interests)	13,236	1	109,616.72	109,616.72	100.0	2.9	Commercial facilities
Aeon Sapporo Naebo Shopping Center (trust beneficiary interests)	8,674	1	74,625.52	74,625.52	100.0	2.3	Commercial facilities
Site of "GYRE" (Note 5) (trust beneficiary interests)	14,901	2	1,768.78	1.768.78	100.0	1.1	Commercial facilities
Esquisse Omotesando Annex (trust beneficiary interests)	889	1	540.78	540.78	100.0	0.2	Commercial facilities
Ito-Yokado Tsunashima (trust beneficiary interests)	5,077	1	16,549.50	16,549.50	100.0	1.1	Commercial facilities
Bic Camera Tachikawa (trust beneficiary interests)	12,099	1	20,983.43	20,983.43	100.0	2.3	Commercial facilities
Itabashi SATY (trust beneficiary interests)	12,440	1	72,253.88	72,253.88	100.0	3.8	Commercial facilities
8953 Kita Aoyama Building (trust beneficiary interests)	1,003	1	492.69	492.69	100.0	0.2	Commercial facilities
AEON Yamato Shopping Center (trust beneficiary interests)	16,892	1	85,226.68	85,226.68	100.0	3.2	Commercial facilities
SEIYU Hibarigaoka (trust beneficiary interests)	5,831	1	19,070.88	19,070.88	100.0	1.6	Commercial facilities
Tobata SATY (trust beneficiary interests)	6,287	1	93,258.23	93,258.23	100.0	1.9	Commercial facilities
JUSCO City Takatsuki (trust beneficiary interests)	11,502	1	77,267.23	77,267.23	100.0	2.5	Commercial facilities
8953 Jiyugaoka Building (trust beneficiary interests)	2,694	2	1,814.10	1,814.10	100.0	0.5	Commercial facilities
Wonder City (trust beneficiary interests)	16,688	1	72,089.77	72,089.77	100.0	3.9	Commercial facilities
JUSCO City Yagoto (trust beneficiary interests)	3,923	1	63,778.44	63,778.44	100.0	1.0	Commercial facilities
JUSCO Naha (trust	10,941	1	79,090.48	79,090.48	100.0	2.3	Commercial

beneficiary interests)							facilities
Cheers Ginza (trust beneficiary interests)	4,200	1	1,686.58	1,686.58	100.0	0.7	Commercial facilities
JUSCO City Nishi-Otsu (trust beneficiary interests)	13,504	1	62,717.26	62,717.26	100.0	2.3	Commercial facilities
Kyoto Family (trust beneficiary interests)	5,556	1	25,603.95	25,603.95	100.0	4.0	Commercial facilities
Higashi-Totsuka Aurora City (trust beneficiary interests)	52,105	1	151,429.78	151,429.78	100.0	7.7	Commercial facilities
Omiya SATY (trust beneficiary interests)	6,363	1	75,344.90	75,344.90	100.0	1.2	Commercial facilities
Loc City Ogaki (trust beneficiary interests)	5,006	1	57,500.35	57,500.35	100.0	2.0	Commercial facilities
Kawaramachi OPA (trust beneficiary interests)	19,036	1	18,848.20	18,848.20	100.0	1.7	Commercial facilities
AEON Ueda Shopping Center (trust beneficiary interests)	9,768	1	61,349.07	61,349.07	100.0	1.2	Commercial facilities
Diamond City Leafa (trust beneficiary interests)	30,226	1	138,538.63	138,538.63	100.0	2.5	Commercial facilities
Diamond City Terrace (trust beneficiary interests)	20,455	1	150,401.99	150,401.99	100.0	1.7	Commercial facilities
Total	449,981	43	2,143,327.66	2,140,828.81	99.9	100.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of "GYRE", the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of "GYRE", the area indicated on the land registry book is used.

Note 5 The property name was changed from “Site of Esquisse Omotesando” to “Site of “GYRE”.

As of February 28, 2007, the commercial facilities held by the Investment Corporation (trust beneficiary interests concerning which realty is the main trust property) are as listed below:

Name of Real Estate, etc.	Location (Residence Indication)	Holding Style	Leasable Area (Note 3)	Appraisal Value at End of Period (Note 2)	Book Value
			(m^2)	(million yen)	(million yen)
Sendai Nakayama Shopping Center	35-40,57,5 Minami Nakayama 1-chome, Izumi-ku, Sendai-shi, Miyagi	Real estate trust beneficiary interests	46,248.96	13,100	9,767
ESPA Kawasaki	1, 2 Oda-sakae 2-chome, Kawasaki-ku, Kawasaki-shi Kanagawa	Real estate trust beneficiary interests	56,891.15	12,000	9,497
8953 Osaka Shinsaibashi Building	4-12 Minami Senba 3-chome, Chuo-ku, Osaka-shi, Osaka	Real estate trust beneficiary interests	13,666.96	16,200	13,721
JUSCO Chigasaki Shopping Center	5-16 Chigasaki 3-chome, Chigasaki-shi, Kanagawa	Real estate trust beneficiary interests	63,652.33	8,830	7,867
8953 Hakata Reverain/eeny meeny miny mo	3-1 Shimo-Kawabatamachi, Hakata-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	25,301.31	13,500	12,685
Ito-Yokado Narumi	232 Urasato 3-chome, Midori-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	50,437.91	9,250	8,125
8953 Minami Aoyama Building	8-5 Minami Aoyama 5-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	1,540.98	6,660	5,358
Nara Family	4-1 Saidaiji-higashimachi 2-chome, Nara-shi, Nara	Real estate trust beneficiary interests	85,251.76	35,500	31,481
Abiko Shopping Plaza	142-1 Abiko-aza-kita-iizuka Abiko-shi, Chiba, etc.	Real estate trust beneficiary interests	42,642.36	14,300	10,631
Ito-Yokado Yabashira	15-8 Higurashi 1-chome, Matsudo-shi, Chiba, etc.	Real estate trust beneficiary interests	21,581.65	2,070	1,598
Ito-Yokado, Kamifukuoka Higashi	1-30 Ohara 2-chome, Fujimino-shi, Saitama	Real estate trust beneficiary interests	28,316.18	8,190	6,735
Ito-Yokado Nishikicho	12-1 Nishikicho 1-chome, Warabi-shi, Saitama	Real estate trust beneficiary interests	73,438.52	16,000	12,770
8953 Daikanyama Building	35-17 Ebisu-nishi 1-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	574.46	1,610	1,261
8953 Harajuku Face Building	32-5 Jingumae, 2-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,477.62	3,550	2,775

Aeon Higashiura Shopping Center	62-1 Aza-toueicho, Oaza-ogawa, Chitagun-Higshiuracho, Aichi, etc.	Real estate trust beneficiary interests	100,457.69	8,580	6,395
Aeon Kashiihama Shopping Center	12-1 Kashiihama 3-chome, Higashi-ku, Fukuoka-shi, Fukuoka	Real estate trust beneficiary interests	109,616.72	14,700	13,236
Aeon Sapporo Naebo Shopping Center	1-1 Higashinaebonijo 3-chome, Higashi-ku, Sapporo-shi, Hokkaido	Real estate trust beneficiary interests	74,625.52	10,800	8,674
Site of "GYRE" (Note 5)	10-1 Jingumae 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	1,768.78	15,400	14,901
Esquisse Omotesando Annex	1-17 Jingumae, 5-chome, Shibuya-ku, Tokyo	Real estate trust beneficiary interests	540.78	1,240	889
Ito-Yokado Tsunashima	8-1 Tsunashima-nishi 2-chome, Kohoku-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	16,549.50	5,930	5,077
Bic Camera Tachikawa	12-2 Akebonocho2-chome Tachikawa-shi, Tokyo	Real estate trust beneficiary interests	20,983.43	13,100	12,099
Itabashi SATY	6-1 Tokumaru 2-chome, Itabashi-ku, Tokyo	Real estate trust beneficiary interests	72,253.88	14,300	12,440
8953 Kita Aoyama Building	14-8 Kita Aoyama 3-chome, Minato-ku, Tokyo	Real estate trust beneficiary interests	492.69	1,370	1,003
AEON Yamato Shopping Center	2-6 Shimotsuruma 1-chome, Yamato-shi, Kanagawa	Real estate trust beneficiary interests	85,226.68	20,800	16,892
SEIYU Hibarigaoka	9-8 Sumiyoshicho 3-chome, Nishi-Tokyo-shi, Tokyo	Real estate trust beneficiary interests	19,070.88	7,710	5,831
Tobata SATY	2-2 Shioi-cho, Tobata-ku, Kita-Kyushu-shi, Fukuoka	Real estate trust beneficiary interests	93,258.23	7,490	6,287
JUSCO City Takatsuki	47-2 Haginosho 3-chome, Takatsuki-shi, Osaka	Real estate trust beneficiary interests	77,267.23	12,800	11,502
8953 Jiyugaoka Building	9-17 Jiyugaoka 2-chome, Meguro-ku, Tokyo, etc.	Real estate trust beneficiary interests	1,814.10	3,387	2,694
Wonder City	40 Nihocho, Nishi-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	72,089.77	18,900	16,688
JUSCO City Yagoto	2-1 Ishizaka, Kojimachi-aza, Showa-ku, Nagoya-shi, Aichi	Real estate trust beneficiary interests	63,778.44	4,160	3,923

JUSCO Naha	10-2 Kanagusuku 5-chome, Naha-shi-aza, Okinawa	Real estate trust beneficiary interests	79,090.48	11,900	10,941
Cheers Ginza	9-5 Ginza 5-chome, Chuo-ku, Tokyo	Real estate trust beneficiary interests	1,686.58	4,260	4,200
JUSCO City Nishi-Otsu	11-1 Ohjigaoka 3-chome, Otsu-shi, Shiga	Real estate trust beneficiary interests	62,717.26	13,100	13,504
Kyoto Family	1-1 Ikejiricho, Yamanouchi, Ukyo-ku, Kyoto-shi, Kyoto	Real estate trust beneficiary interests	25,603.95	6,320	5,556
Higashi-Totsuka Aurora City	535-1, 536-1, 537-1, 9 Shinanocho, Totsuka-ku, Yokohama-shi, Kanagawa	Real estate trust beneficiary interests	151,429.78	50,500	52,105
Omiya SATY	574-1 Kushibikicho 2-chome, Kita-ku, Saitama-shi, Saitama	Real estate trust beneficiary interests	75,344.90	6,660	6,363
Loc City Ogaki	233-1 Nakashima, Michidukacho, Ogaki-shi, Gifu, etc.	Real estate trust beneficiary interests	57,500.35	5,180	5,006
Kawaramachi OPA	385 Komeyacho, Shijo-agaru, Kawaramachi-dori, Nakagyo-ku, Kyoto-shi, Kyoto	Real estate trust beneficiary interests	18,848.20	18,600	19,036
AEON Ueda Shopping Center	12-18 Tsuneda 2-chome, Ueda-shi, Nagano	Real estate trust beneficiary interests	61,349.07	9,700	9,768
Diamond City Leafa	17-52 Tsurumi 4-chome, Tsurumi-ku, Osaka-shi, Osaka	Real estate trust beneficiary interests	138,538.63	30,600	30,226
Diamond City Terrace	1-1 Fujinoki 1-chome, Itami-shi, Hyogo	Real estate trust beneficiary interests	150,401.99	20,300	20,455
Total			2,143,327.66	498,547	449,981

Note 1 All commercial facilities the Investment Corporation purchased during the current period represent real estate trust beneficiary interests, the trust property of which are such facilities.

Note 2 Appraisal value at the end of period shows the value appraised by the real estate appraiser in accordance with the methods and standard of assets valuation as stipulated in the Articles of Incorporation of the Investment Corporation as well as the regulations as stipulated by the Investment Trust Association.

Note 3 “Leaseable Area” means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).

Regarding the leaseable area of the site of "GYRE", the area indicated on the land registry book is used.

Note 4 "Location" means the residence indication or the location indicated in the land registry book.

Note 5 The property name was changed from "Site of Esquisse Omotesando" to "Site of "GYRE".

The progress of rental business of each commercial facility in which the Investment Corporation invests is as described below:

Name of Real Estate, etc.	Previous Period (March 1, 2006 to August 31, 2006)			
	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business	Rental Income as Percentage of Total Revenues (Note 2)
		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	464	3.1
ESPA Kawasaki	1	100.0	351	2.3
8953 Osaka Shinsaibashi Building	1	100.0	407	2.7
JUSCO Chigasaki Shopping Center	1	100.0	274	1.8
8953 Hakata Reverain / eeny meeny miny mo	73	94.7	1,098	7.3
Ito-Yokado Narumi	1	100.0	330	2.2
8953 Minami Aoyama Building	3	100.0	168	1.1
Nara Family	134	99.9	2,215	14.8
Abiko Shopping Plaza	53	100.0	700	4.7
Ito-Yokado Yabashira	1	100.0	78	0.5
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	1.7
Ito-Yokado Nishikicho	1	100.0	444	3.0
8953 Daikanyama Building	1	100.0	39	0.4
8953 Harajuku Face Building	5	100.0	93	0.6
Aeon Higashiura Shopping Center	1	100.0	375	2.5
Aeon Kashiihama Shopping Center	1	100.0	477	3.2
Aeon Sapporo Naebo Shopping Center	1	100.0	381	2.5
Site of "GYRE" (Note 3)	1	100.0	198	1.3
Esquisse Omotesando Annex	2	100.0	27	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.2
Bic-Camera Tachikawa	2	100.0	387	2.6
Itabashi SATY	1	100.0	651	4.3
8953 Kita Aoyama Building	2	100.0	34	0.2
AEON Yamato Shopping Center	1	100.0	534	3.7
SEIYU Hibarigaoka	1	100.0	261	1.7
Tobata SATY	1	100.0	315	2.1
JUSCO City Takatsuki	1	100.0	411	2.7
8953 Jiyugaoka Building	11	100.0	87	0.6
Wonder City	26	100.0	652	4.3
JUSCO City Yagoto	2	100.0	164	1.1
JUSCO Naha	1	100.0	389	2.6
Cheers Ginza	9	100.0	111	0.7
JUSCO City Nishi-Otsu	1	100.0	375	2.5
Kyoto Family	66	99.8	678	4.5
Higashi-Totsuka Aurora City	2	100.0	1,238	8.4

Omiya SATY	1	100.0	75	0.5
Loc City Ogaki	1	100.0	66	0.4
Kawaramachi OPA	-	-	-	-
AEON Ueda Shopping Center	-	-	-	-
Diamond City Leafa	-	-	-	-
Diamond City Terrace	-	-	-	-
Total (Note 4)	414	99.9	14,998	100.0

Name of Real Estate, etc.	This Period (September 1, 2006 to February 28, 2007)			
	Number of Tenants at End of Period (Note 1)	Occupancy Ratio at End of Period (Note 2)	Proceeds from Rental Business (million yen)	Rental Income as Percentage of Total Revenues (Note 2)
		%	million yen	%
Sendai Nakayama Shopping Center	2	100.0	460	2.8
ESPA Kawasaki	1	100.0	351	2.1
8953 Osaka Shinsaibashi Building	1	100.0	407	2.5
JUSCO Chigasaki Shopping Center	1	100.0	274	1.7
8953 Hakata Reverain / eeny meeny miny mo	74	97.0	1,106	6.7
Ito-Yokado Narumi	1	100.0	330	2.0
8953 Minami Aoyama Building	3	100.0	168	1.0
Nara Family	129	98.0	2,174	13.1
Abiko Shopping Plaza	53	100.0	749	4.5
Ito-Yokado Yabashira	1	100.0	78	0.5
Ito-Yokado, Kamifukuoka Higashi	1	100.0	256	1.5
Ito-Yokado Nishikicho	1	100.0	444	2.7
8953 Daikanyama Building	1	100.0	39	0.2
8953 Harajuku Face Building	5	100.0	93	0.6
Aeon Higashiura Shopping Center	1	100.0	375	2.3
Aeon Kashiihama Shopping Center	1	100.0	483	2.9
Aeon Sapporo Naebo Shopping Center	1	100.0	378	2.3
Site of "GYRE" (Note 3)	1	100.0	190	1.1
Esquisse Omotesando Annex	2	100.0	27	0.2
Ito-Yokado Tsunashima	1	100.0	180	1.1
Bic Camera Tachikawa	2	100.0	386	2.3
Itabashi SATY	1	100.0	630	3.8
8953 Kita Aoyama Building	2	100.0	34	0.2
AEON Yamato Shopping Center	1	100.0	534	3.2
SEIYU Hibarigaoka	1	100.0	261	1.6
Tobata SATY	1	100.0	316	1.9
JUSCO City Takatsuki	1	100.0	411	2.5
8953 Jiyugaoka Building	11	100.0	91	0.5
Wonder City	25	100.0	644	3.9
JUSCO City Yagoto	2	100.0	164	1.0
JUSCO Naha	1	100.0	388	2.3
Cheers Ginza	9	100.0	111	0.7
JUSCO City Nishi-Otsu	1	100.0	376	2.3
Kyoto Family	66	100.0	667	4.0
Higashitotsuka Aurora City	4	100.0	1,273	7.7
Omiya SATY	1	100.0	198	1.2
Loc City Ogaki	1	100.0	332	2.0
Kawaramachi OPA	1	100.0	288	1.7
AEON Ueda Shopping Center	1	100.0	198	1.2

Diamond City Leafa	1	100.0	422	2.5
Diamond City Terrace	1	100.0	281	1.7
Total (Note 4)	415	99.9	16,583	100.0

Note 1 "Numbers of tenants" is based upon the numbers of the lease agreements of the buildings of each such property used as stores, offices, etc.

Note 2 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 3 The property name was changed from "Site of Esquisse Omotesando" to "Site of "GYRE".

Note 4 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

[Translation]

April 16, 2007

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the investment trust management company:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Shunichi Minami, Executive Officer
Tel:03-5293-7081

Notice of Change in Personnel in the Investment Trust Management Company

We hereby inform you a change in personnel of Mitsubishi Corp.-UBS Realty Inc., an investment trust management company to which we entrust the management of our assets as below.

Change in Personnel (Dated April 16, 2007)
Title: Head of Human Resources Department
Name: Mamoru Kato

This personnel will be filed with the Commissioner of Financial Services Agency as an important employee in accordance with the provisions of the Law Concerning to the Investment Trust and Investment Company.

- End -

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B. Items 1 to 5.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 7, 2007

Mitsubishi Corp.-UBS Realty Inc., Asset Manager to Japan Retail Fund Investment Corporation, to Modify its Organizational Structure

Japan Retail Fund Investment Corporation (TSE: 8953) announced today that its Asset Manager will modify its organizational structure. Financial Services Agency approved the proposed modification on January 25, 2007.

The new organizational structure will allow for the creation of additional investment vehicles under the Law Concerning Investment Trusts and Investment Corporations of Japan and for certain shared as well as dedicated resources across multiple investment vehicles. The new structure will be effective from February 13, 2007.

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – February 27, 2007

Japan Retail Fund Investment Corporation to Acquire ESPA Kawasaki Annex

in Kawasaki City, Kanagawa Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of ESPA Kawasaki Annex in Kawasaki City, Kanagawa Prefecture, for 5.6 billion yen. The acquisition is targeted to close on March 1, 2007. The property is adjacent to ESPA Kawasaki, a property currently owned by JRF.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "We believe that this acquisition will generate attractive returns for our investors. In addition, because the property is adjacent to ESPA Kawasaki, a 51,000 square meter property that we acquired in March 2002, there may be opportunities for renovation in the future."

ESPA Kawasaki Annex is comprised of two buildings with total floor space of approximately 11,900 square meters, and also includes a parcel of vacant land currently used for parking. The two-story retail building has approximately 8,700 square meters of floor space and is leased by Sports DEPO, a sporting goods retailer, and two restaurants. The seven-story office building has approximately 3,200 square meters of floor space.

Property Information Summary:

Property name	ESPA Kawasaki Annex
Location	Odasakae, Kawasaki-ku, Kawasaki, Kanagawa Prefecture
Land size	17,500.97m^2
Total floor space	Retail: 8,685.83 m^2 Office: 3,236.25 m^2
Building summary	Retail: two floors above ground Office: seven floors above ground
Major tenant	Sports DEPO

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.1 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 19, 2007

Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Jingumae 4-chome West Project (tentative name) for 3.4 billion yen. The two-story property with a basement is currently under construction and the acquisition is scheduled for April 2008, following the opening expected in December 2007. The property is located within the Omotesando submarket, which has increasingly become a center of fashion, style, and culture in Tokyo, and Japan in general, and where JRF owns several additional properties.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, said, "The acquisition is in line with our strategy to acquire quality properties in Japan's leading retail areas. The property will increase the concentration of "High Street" type properties in our portfolio."

The property is located two minutes on foot from Omotesando Station in Tokyo. The Omotesando submarket is home to a growing number of flagship stores of major international luxury brands.

Property Information Summary:

Property name	Jingumae 4-chome West Project (tentative name)
Location	4-21-7 Jingumae, Shibuya-ku, Tokyo
Land size	334.18 m^2
Total floor space	553.95 m^2 (planned)
Building summary	Two floors above ground and one basement floor
Tenants	To be decided by opening

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 19, 2007

Japan Retail Fund Investment Corporation to Acquire Oyama Yuen Harvest Walk in Oyama City, Tochigi Prefecture

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Oyama Yuen Harvest Walk for 10.2 billion yen. The property is a retail facility currently under construction on the former site of Oyama Yuenchi, a well-known amusement park. The acquisition is scheduled to close by the end of July 2007. Out of seven buildings in total, three are expected to open at the end of March 2007 and the remaining four by the end of July 2007.

According to Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, "Oyama Yuen Harvest Walk fits well into our acquisition strategy to build a regionally diversified portfolio. The property should provide a strong income stream to our investors."

The property is located approximately 2.5 kilometers northwest of JR Oyama Station, which is 40 minutes from Tokyo by Shinkansen. The site faces National Highway Route 4, providing excellent access by car. An open mall with a parking capacity of approximately 2,400 cars, Oyama Yuen Harvest Walk is expected to be one of the largest retail properties in Oyama City in terms of land area, retail floorspace and number of retailers.

The property is expected to have approximately 70 shops, anchored by such retailers as York Benimaru (a supermarket), Super Viva Home (a home center), K's Denki (home electronics) and Sports Depo (sporting goods). The property will also feature a cinema complex with eight screens.

Property Information Summary:

Property name	Oyama Yuen Harvest Walk
Location	1457 Oaza Kizawa, Oyama-shi, Tochigi Prefecture
Land size	114,283.12m^2
Total floor space	70,553.53m^2
Building summary	One floor above ground, with a second story in certain parts
Major tenants (planned)	York Benimaru, Super Viva Home, K's Denki, Sports Depo

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – March 27, 2007

Japan Retail Fund Investment Corporation to Acquire Property in the Omotesando Submarket of Shibuya Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of Jingumae 4-chome East Project (tentative name) for approximately 2.2 billion yen. The two-story property with a basement will be developed with completion scheduled for the end of March 2008. The site is located within the Omotesando submarket, which has increasingly become a center of fashion, style and culture in Tokyo, and Japan in general, and where JRF owns several additional properties.

Yuichi Hiromoto, President and Chief Executive Officer of Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund, said, "The acquisition is in line with our strategy to acquire properties in the development stage in certain cases in order to avoid excessive competition, while still allowing us to acquire attractive and well-located properties in important retail areas."

The property is located three minutes on foot from Omotesando Station in Tokyo. The Omotesando submarket is home to a growing number of flagship stores of major international luxury brands.

Property Information Summary:

Property name	Jingumae 4-chome East Project (tentative name)
Location	4-9-23 Jingumae, Shibuya-ku, Tokyo
Land size	250.00 m^2
Total floor space	479.06 m^2 (planned)
Building summary	Two floors above ground and one basement floor
Tenants	To be decided by opening

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 41 properties containing approximately 2.0 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Investor Relations: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Shunichi Minami (Telephone Number: 81-3-5293-7041), Senior Executive Officer at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

END